Mail Stop 3561

January 31, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Ray M. Van Landingham
Chief Financial Officer
1801 Art Museum Drive
Jacksonville, Florida 32207

     Re: Patriot Transportation Holding, Inc.
               Form 10-K for the year ended September 30, 2007
               Filed December 7, 2007
               File No. 000-17554

Dear Mr. Van Landingham:

     We have reviewed your filing and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

     Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended September 30, 2007

Note 11. Accrued Vacation Liability

1. We note from the disclosure included in Note 11 that prior to fiscal 2006 the Company did not accrue for compensation absences as a determination had been made that the accrual was not material to the Company's financial statements. We also note that during the third quarter of fiscal 2006, the Company reevaluated the materiality of the accrual and recorded a liability of $1,055,000 to reflect the Company's obligation for vacation pay. In this regard, please explain in further detail the Company's basis or rationale for its conclusion that the accrual of compensated absences was not material to the Company's financial statements in periods prior to the third quarter of fiscal 2006. As part of your response, please provide us with quantified information regarding the amount of the accrual that would have been required for fiscal 2005 and the first two quarters of fiscal 2006. We may have further comment upon receipt of your response.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief